**AMENDED**

January 16, 2009

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the year ended January 31, 2008

                                  Definitive Proxy Statement on Schedule 14A, filed May 29, 2008

Form 10-Q for the quarter ended October 31, 2008
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

Following are our responses to your letter of December 23, 2008. Our response follows the organization of your letter. We have used terms that were defined in the Subject filings without re-iterating their definition in this letter.

Form 10-K for the year ended January 31, 2008

Item 1. Business, page 1

Piping Systems Business, page 3

Patents, Trademarks, and Approvals, page 3

1.

SEC comment. We note that you own several patents covering the features of your piping and electronic detection systems. In future filings, please disclose the duration and effect of your patents or explain supplementally why you believe this information is immaterial to your piping systems business.

See Item 101(c)(1)(iv) of Regulation S-K

Company response. The patents are not material either individually or in the aggregate to the overall business of MFRI or to its piping system business because we believe sales in such business would not be materially reduced if patent protection were not available.

Raw materials and Manufacturing, page 4

2.

SEC comment. We note from the first paragraph in this section that you currently have adequate supplies or available sources for raw materials but that “there are risks and uncertainties with respect to the supply of certain raw materials,” which could impact your ability to obtain those needed materials. In future filings, please expand your raw materials discussion to identify the risks and uncertainties that pose an issue for you and identify those materials that are likely to be affected.

Company response.

In future filings, the Company will identify the risks and uncertainties and identify those materials that are likely to be affected.

Item 13. Certain Relationships and Related Transactions . . . . page 29

3.

SEC comment. You incorporate the information required by Item 13 of Form 10-K by reference to your proxy statement to the 2008 annual stockholders meeting. However, there is no discussion of related party transactions in your proxy statement. In future filings, please include the discussion required by Item 404 of Regulation S-K. In this regard, we note from the third paragraph on page 24 that you were engaged in at least one related party transaction with “two principal stockholders, who are also members of management, for approximately $4,428,000.” Please also file as exhibits the agreements related to these transactions as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

Company response. The related party transaction was included in the Proxy Statement in error. There were no reportable related party transactions during the period covered by the reviewed filings that required disclosure in the Proxy Settlement.

Item 15. Exhibits and Financial Statement Schedules, page 29

General

4.	SEC comment. In future filings, please file as a material contract the employment agreement you have with Mr. Elgendy. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Company response. The Company will file Mr. Elgendy’s employment agreement as an exhibit.

Notes to the Consolidated Financial Statements

Note 9 – Employee Retirement Plans, page 47

Pension Plan, page 47

5.

SEC comment. We note at January 31, 2008 that approximately 99% of your pension plan assets were held in mutual funds. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

Company response. The company will evaluate, in consultation with the pension plan’s actuary, all of the matters listed in the SEC comment above, and in future filings the company will expand the discussion to include all of those matters.

Item 10 – Business Segment and Geographic Information, page 49

Geographical Information, page 51

6.

SEC comment. In future filings please disclose net sales attributable to individual countries within Europe and Asia, if material. We note your increasing foreign activity and believe this disclosure refinement will assist your investors. See paragraph 38 a. of SFAS 131 for guidance.

Company response. In future filings the company will disclose the net sales attributable to each material combination of countries or individual country.

Exhibits 31.1 and 31.2

7.

SEC comment. We note that your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. In this regard, please amend your latest Form 10-K and your Forms 10-Q for the quarters ended April 30, July 31, and October 31, 2008 to include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.

Company response. The company will amend its latest form 10-K and its Forms 10-Q for the quarters ended April 30, July 31, and October 31, 2008 to include the aforementioned language in its certifications. Each of the amendments will be filed promptly in the manner described in the SEC comment above.

8.	SEC comment. We note that paragraph 4(d) of your certifications omits the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report).” In future filings, including the amendments requested above, please insert this omitted phrase as required by Item 601(b)(31) of Regulation S-K.

Company response. The company will include the omitted phrase cited in the SEC comment in future filings, including the amendments described above.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Incentive Compensation, page 10

9.

SEC comment. In future filings, please disclose the percentages of (i) consolidated income before income taxes and before corporate profit-based incentive compensation and (ii) business unit income from operations before allocated corporate expenses that you must meet in order for executives to earn a bonus and disclose what the actual amounts were for the prior year.

Company response. In future filings, the Company will provide additional disclosure to more fully meet the requirements of Item 402 of Regulation S-K.

Executive Compensation, page 12

Compensation Plans for NEOs. . . . page 13

10.

SEC comment. With respect to your discussion of Mr. Elgendy’s employment arrangement on page 14, you state that his incentive compensation is calculated as a defined percentage of the “Perma-Pipe Incentive Earnings.” In future filings, please define this term, provide any further disclosure necessary for an investor to understand how Mr. Elgendy’s incentive compensation is determined, and quantify the most recent amount.

Company response. In future filings, the Company will provide a definition of “Perma-Pipe Incentive Earnings,” as well as any additional disclosure required by Item 402 of Regulation S-K.

For 10-Q for the period ended October 31, 2008

Liquidity and Capital Resources, page 13

11.

SEC comment. We note your non-compliance with the earnings covenant at January 31, 2008 and your reference to the subsequent waiver and amendment of that covenant. Please disclose here or elsewhere in your filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 3308350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company response. In future filings the company will disclose in Liquidity and Capital Resources or in the debt note to the financial statements the material debt covenants as well as the actual ratios as of each reporting date. The company believes it has one material debt covenant, which is calculated, at any date, on the basis of the most recent four fiscal quarters: EBITDA – For the most recent four fiscal quarters, consolidated income before interest expense, income taxes, depreciation and amortization for such period (but excluding any extraordinary gains for such period) plus the amount of any expenses or charges deducted therefrom for the applicable period in connection with the closure and write down of the company’s facility in Cicero, Illinois, provided that the aggregate amount of add-backs to EBITDA as a result of any such charges or expenses shall not exceed $2,500,000. The company is required to achieve EBITDA of at least $8,000,000 each fiscal quarter. Actual EBITDA achieved for the most recent four fiscal quarters ended January 31, 2008 and subsequent reporting dates were as follows:

January 31, 2008 - $7,327,000 (waiver obtained)

April 30, 2008 - $6,728,000 (no covenant requirement)

July 31, 2008 - $8,672,000

October 31, 2008 - $9,814,000

Critical Accounting Estimates and Policies

Goodwill and Other Intangible Assets with Indefinite Lives, page 14

12.

SEC comment. It appears that your current market capitalization is significantly below the book value of your equity. Please advise us whether you have performed a recent impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed a recent impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

Company response. The company performed its annual goodwill impairment test using discounted cash flows expected from the Industrial Process Cooling Equipment and Filtration Products businesses, where the goodwill resides, on

February 1, 2008 and will perform another such test on February 1, 2009. No intervening impairment test was made, as the company did not believe there was reason to suspect that the goodwill values for the Industrial Process Cooling Equipment and Filtration Products business had been impaired. The decrease in the company’s market capitalization to below book value cited in the SEC comment above took place very late in the October 31, 2008 quarter. The company is presently assessing its business plans for the Industrial Process Cooling Equipment and Filtration Products businesses, along with its other businesses, during its budgeting and planning cycle, and will use those updated plans for its impairment test to be performed on February 1, 2009.

We acknowledge that

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MFRI, INC.

/s/ Michael D. Bennett

Michael D. Bennett

Vice President Chief Financial Officer